FITWAYVITAMINS, INC.
c/o Chongqing Zhongbao Investment Group Co., Ltd.
No. 7 Minsheng Road, Yuzhong District
Chongqing
People’s Republic of China 400010

INFORMATION STATEMENT

PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14f-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about February 14, 2011 to the holders of record at the close of business on February 11, 2011 (the “Record Date”) of the shares of common stock, par value $0.0001 per share (“Common Stock”), of FITWAYVITAMINS, INC., a Nevada corporation (the “Company”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board of Directors”) as contemplated by a share exchange agreement, dated February 11, 2011, among the Company, China Dahua Group International Holdings Property Ltd., a British Virgin Islands company (“Dahua”), and its sole shareholder (the “Share Exchange Agreement”).  The Share Exchange Agreement closed on February 11, 2011 (the “Closing Date”).  Except as otherwise indicated by the context, references in this Information Statement to “Company,” “we,” “us,” or, “our,” are references to FITWAYVITAMINS, INC.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder.  This Information Statement is being provided solely for informational purposes and not in connection with a vote of our shareholders.

A copy of the Share Exchange Agreement has been filed with the Securities and Exchange Commission (the “Commission”) as Exhibit 2.1 to a current report on Form 8-K that was filed on February 11, 2011.

On the Record Date, 1,901,366 shares of Common Stock were issued and outstanding with the holders thereof being entitled to cast one vote per share.

WE ARE NOT SOLICITING YOUR PROXY.  NO VOTE OR OTHER ACTION BY THE COMPANY’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On the Closing Date, we entered into and consummated the Share Exchange Agreement, pursuant to which we acquired all of the issued and outstanding shares of the capital stock of Dahua in exchange for 1,616,161 shares of Common Stock.  Also, on the Closing Date, immediately prior to and as a condition to the completion of the Share Exchange Agreement, the Company entered into a stock purchase agreement (the “Split-Off Agreement”) with Margret Wessels, the Company’s then Chairperson, President, Chief Executive Officer, Chief Financial Officer, Treasurer, Secretary and sole director.  Pursuant to the Split-Off Agreement, Ms. Wessels purchased all of the issued and outstanding shares of Fitway Holdings Corp., a Nevada corporation and a wholly-owned subsidiary of the Company (“Fitway Holdings”), in consideration of 2,000,000 shares of the Common Stock owned by Ms. Wessels.  Fitway Holdings owns all of the assets and has assumed all of the liabilities, contingent or otherwise, of the Company which existed prior to the closing of the Share Exchange Agreement.  Also, as a condition to the completion of the Share Exchange Agreement, Mr. Haoji Xia, the sole shareholder of Dahua and our Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary, and Ms. Wessels entered into a stock purchase agreement (the “Stock Purchase Agreement”) pursuant to which Mr. Xia agreed to purchase 8,000,000 shares of the Common Stock owned by Ms. Wessels for an aggregate purchase price of $320,000.  Immediately after the consummation of this transaction, Mr. Xia caused such shares of Common Stock purchased from Ms. Wessels to be transferred back to the Company, and the Company cancelled and extinguished such shares.  The closing of both of these transactions took place on the Closing Date.  As a result of these transactions, Ms. Wessels no longer owns any shares of the Common Stock, and Mr. Xia owned 85% of the issued and outstanding equity interests in the Company.  The signing of the Share Exchange Agreement and the transactions contemplated thereby resulted in a change of control of the Company.

On February 11, 2010, Ms. Wessels submitted her resignation from our Board of Directors.  Ms. Wessels’ resignation will become effective on the 10th day following the mailing of this Information Statement to our shareholders (the “Effective Date”).  In connection with the consummation of the share exchange, effective on the Closing Date, Mr. Xia was appointed to our Board of Directors.  Mr. Xia’s appointment was effective immediately.

To the best of our knowledge, none of the officers or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our voting securities, including our Ordinary Shares and our Preference Shares immediately before and after the closing of the transactions contemplated by the Share Exchange Agreement by (i) each security holder known by us to be the beneficial owner of more than 5% of our outstanding voting securities prior to and after the closing of the transactions contemplated by the Share Exchange Agreement and (ii) each of our directors and executive officers prior to and following the closing of the Share Exchange Agreement.

	Before Closing of Share Exchange Agreement		After Closing of Share Exchange Agreement
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned (1)	Percentage of Shares Beneficially Owned (2)	Number of Shares Beneficially Owned (1)	Percentage of Shares Beneficially Owned (2)
Haoji Xia (3) c/o Chongqing Zhongbao Investment Group Co., Ltd. No. 7 Minsheng Road Yuzhong District, Chongqing People’s Republic of China 400010	0	N/A	1,616,161	85.0%

Current and Former Officers and Directors (other than Mr. Xia, whose share ownership is referenced under the heading 5% or greater shareholders)

Margaret Wessels (4)	10,000,000	97.2%	0	N/A

All current and former officers and directors as a group (2 persons)	10,000,000	97.2%	1,616,161	85.0%

(1)
Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities.  Each of the beneficial owners listed above has ownership of and voting power and investment power with respect to our ordinary shares or preference shares.  For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(2)
Based on 10,285,205 shares of Common Stock issued and outstanding before the closing of the transactions contemplated by the Share Exchange Agreement and 1,901,366 shares of Common Stock issued and outstanding after the closing of the transactions contemplated by the Share Exchange Agreement (as of the Closing Date).

(3)
Effective as of the Closing Date, Mr. Xia became our Chairman, Chief Executive Officer, President, Chief Financial Officer, Treasurer and Secretary.  Mr. Xia is the record holder of these shares in the Company.  These shares were all acquired in connection with the closing of the transactions contemplated by the Share Exchange Agreement.

(4)
Effective as of the Closing Date, Ms. Wessels resigned as our Chairperson, President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary.  She has also submitted her resignation as a director, such resignation to be effective as of the Effective Date.  Ms. Wessels’ address is c/o Fitway Holdings Corp., 112 North Curry Street, Carson City, Nevada 89703.  Ms. Wessels does not hold any shares of the Company.

Other than as set forth herein, there are currently no arrangements which may result in a change in control of the Company.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation.  To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Prior to the consummation of the Share Exchange Agreement, our board of directors consisted of one member, Ms. Margaret Wessels, who was appointed at our inception to serve until her successor is duly elected and qualified.  In connection with the consummation of the transactions contemplated by the Share Exchange Agreement, Ms. Wessels submitted her resignation, such resignation to be automatically effective as of the Effective Date.  Ms. Wessels also served as our President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary from inception, and, in connection with the consummation of the transactions contemplated by the Share Exchange Agreement, tendered her resignation from those positions effective as of the Closing Date.

Current Directors and Executive Officers

In connection with the closing of the Share Exchange Agreement, Mr. Xia was appointed to serve as Chairman, of the Board, President, Chief Executive Officer, Chief Financial Officer, Treasurer, Secretary, and a Director of the Company, effective as of the Closing Date.

The names of our current officers and directors and the incoming directors, as well as certain information about them, are set forth below:

The names of our current executive officers and directors, as well as certain information about them, are set forth below:

Name	Age	Position With the Company
Haoji Xia	48	Chairman, President, Chief Executive Officer, Chief Financial Officer, Treasurer, Secretary, and Director
Margaret Wessels	70	Director

Haoji Xia founded Zhongbao in 2003 and became its Chairman.  From 1980 to 2002, Mr. Xia worked for various state administrative departments as a real estate planner.  In 2005, Mr. Xia was awarded “China Integrity Entrepreneur” at a conference jointly hosted by Research Institute of China Academy of Management Science, Chinese Academy of International Trade and Economic Cooperation, China Association of the Promotion of Credit Economy and China United Business News.  In June 2006, he was conferred a doctoral degree from California University of Management and Sciences.  Mr. Xia is currently a legislative researcher from the municipal government of Chongqing, Deputy to the People’s Congress of Chongqing, Vise President of Chongqing Federation of Industry and Commerce and President of Jiefangbei District Federation of Industry and Commerce.

Margret Wessels has served as our sole executive officer and director since inception.  She resigned as an executive officer, effective upon closing of the share exchange, and as a director, effective as of the Effective Date.  Ms. Wessels has been retired since September 2004.  During her retirement, Ms. Wessels’ principle business activities have been authoring a second edition of “Practical Guide to Facilitating Language Learning” published by Oxford University Press, South Africa and providing private student training and development.  Prior to her retirement, Ms. Wessels taught High School in South Africa for 15 years and was appointed as a lecturer at the Bloemfontein College of Education in 1978.  In 1997, International Thomson Publishers published a didactics text book written by Ms. Wessels.  Oxford University Press, Southern Africa published the Second Edition in 2007.  In 2001, Ms. Wessels was appointed as a first Education Specialist in the Free State Department of Education.  Ms. Wessels has a BA (Honours) degree, a Licentiate in Speech and Drama, and a Higher Education Diploma.  Ms. Wessels is not a director of any other reporting company.

Except as noted above, there are no agreements or understandings for any of our executive officers or directors to resign at the request of another person and no officer or director is acting on behalf of nor will any of them act at the direction of any other person.

Directors are elected until their successors are duly elected and qualified.

Family Relationships

Mr. Xia and his wife, Ms. Wanteng Fei, together own all of the issued and outstanding equity interests of our variable interest entity, Chongqing Zhongbao Investment Group Co., Ltd. (“Zhongbao”).  Otherwise, there are no family relationships among our directors or officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement.  Except as set forth in our discussion below in “Transactions with Related Persons,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the Commission.

TRANSACTIONS WITH RELATED PERSONS

Transactions With Related Persons

On the Closing Date, immediately prior to and as a condition to the completion of the Share Exchange Agreement, we entered into the Split-Off Agreement with Ms. Wessels, our then Chairperson, President, Chief Executive Officer and sole director.  Pursuant to the Split-Off Agreement, Ms. Wessels agreed to purchase all of the issued and outstanding shares of Fitway Holdings, a wholly-owned subsidiary of the Company, in consideration of 2,000,000 shares of Common Stock owned by Ms. Wessels.  Fitway Holdings owns all of the assets and has assumed all of the liabilities, contingent or otherwise, of the Company which existed prior to the closing of the Share Exchange Agreement.  Also, as a condition to the completion of the Share Exchange Agreement, Mr. Xia and Ms. Wessels entered into the Stock Purchase Agreement pursuant to which Mr. Xia agreed to purchase 8,000,000 shares of Common Stock owned by Ms. Wessels for an aggregate purchase price of $320,000.  Immediately after the consummation of this transaction, Mr. Xia caused such shares of Common Stock purchased from Ms. Wessels to be transferred back to the Company, and the Company cancelled and extinguished such shares.  The closing of both of these transactions took place on the Closing Date.  As a result of these transactions, Ms. Wessels no longer owns any shares of Common Stock.

As a result of our acquisition of Dahua, the Company through an indirectly wholly-owned subsidiary manages, holds and owns rights in and to the businesses, operations and profits of Zhongbao through a series of contractual arrangements entered into on or about November 10, 2010.  Zhongbao has two equity owners:  Mr. Xia (80.6%) and Ms. Fei (19.4%) (collectively, the “Owners”).  Mr. Xia and Ms. Fei are husband and wife.

Each of the contractual arrangements constitute valid and binding obligations of the parties of such agreements, and the rights and obligations of the parties thereto are enforceable and valid in accordance with the laws of The People’s Republic of China (“PRC”).  The contractual arrangements, as currently in effect, are comprised of the following:

Business Operation Agreement.  Pursuant to the business operation agreement among Chongqing Difa Investment Management Limited Company, a wholly foreign-owned enterprise organized under the laws of the PRC and indirect wholly-owned subsidiary of the Company (“Difa”), Zhongbao and the Owners, Difa provides guidance and instructions on Zhongbao’s daily operations, financial management and employment issues.  The Owners must designate the candidates recommended by Difa as their representatives on Zhongbao’s board of directors.  Difa has the right to appoint senior officers of Zhongbao.  In addition, Zhongbao agrees that without the prior consent of Difa, Zhongbao will not engage in any transactions that could materially affect the assets, liabilities, rights or operations of Zhongbao, including, without limitation, conducting any activity which is beyond its scope, incurrence or assumption of any indebtedness, changing or dismissing any director, replacing any senior employee, sale or purchase of any assets or rights, incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party or transfer of any of the rights or obligations relating to this agreement to any third party.  The term of this agreement is ten years from November 10, 2010, and may be automatically extended for an additional ten year term unless Difa shall have notified Zhongbao and the Owners not less than three months prior to its expiration of its intention not to renew the agreement.

Equity Pledge Agreement.  Under the equity pledge agreement between Difa and the Owners, the Owners pledged all of their equity interests in Zhongbao to Difa to guarantee the Owners’ performance of their obligations under any agreement between Difa and the Owners, whether or not in writing.  If the Owners breach their contractual obligations, Difa, as pledgee, will be entitled to certain rights, including, but not limited to, the right to sell the pledged equity interests, the right to vote and control the pledged assets.  The Owners also agreed, that upon occurrence of any event of default, Difa shall be granted an authority to take actions in the place and instead of the Owners to carry out the security provisions of the equity pledge agreement and take any action and execute any instrument that Difa may deem necessary or advisable to accomplish the purposes of the equity pledge agreement.  The Owners agreed not to dispose of the pledged equity interests or take any actions that would prejudice Difa’s interest.  The equity pledge agreement will expire when the Owner’s obligations under any agreement between Difa and the Owners, whether or not in writing, have been fulfilled.

Consulting Services Agreement.  Pursuant to the exclusive managerial consulting services agreement between Difa and Zhongbao, Difa has the exclusive right to provide to Zhongbao consulting services related to Zhongbao’s business operations on an exclusive basis.  Difa also sends employees to Zhongbao, and Zhongbao will admit such personnel and provide them authorized access to Zhongbao’s offices and facilities.  Zhongbao pays a quarterly consulting service fee in RMB to Difa that is equal to all of Zhongbao’s income for such quarter.  The term of this agreement is ten (10) years from November 9, 2010, and, unless Difa has provided Zhongbao of its intention not to renew at least three (3) months prior to its expiration, will automatically renew for an additional ten (10) year term.

Exclusive Acquiring Agreement.  Under the exclusive acquiring agreement among Difa, Zhongbao and the Owners, the Owners granted Difa an exclusive right to purchase, to the extent permitted under Chinese law, all of the equity interests in Zhongbao.  Beginning one year following this agreement, neither Zhongbao nor the Owners will be permitted to contact, negotiate and/or communicate with any third party with respect to the acquisition of Zhongbao, unless waived by Difa.

Proxy Agreement.  Pursuant to the voting proxy agreement among Difa and the Owners, the Owners agreed to entrust all the rights to exercise their voting power to Difa.  Difa shall have the right to exercise the Owners’ voting and other rights, including the attendance at and the voting of their shares at Zhongbao’s shareholders meetings in accordance with applicable laws and Zhongbao’s article of association.  This agreement may not be terminated without the written consent of all parties, except that Difa may, by giving ten (10) day prior written notice to the Owners, terminate the proxy agreement, with or without cause.

Except as disclosed herein, since the beginning of the 2009 fiscal year, there have been no other transactions nor are there any currently proposed transactions, in which we were or are to be a participant and the amount involved exceeded or exceeds $120,000 and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”).

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

As we increase the size of our Board of Directors and gain independent directors, we expect to prepare and adopt a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of “related-persons transactions.”  For purposes of our policy only, a “related-person transaction” will be a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants involving an amount that exceeds $120,000.  Transactions involving compensation for services provided to us as an employee, director, consultant or similar capacity by a related person will not be covered by this policy.  A related person will be any executive officer, director or a holder of more than five percent of our Common Stock, including any of their immediate family members and any entity owned or controlled by such persons.

We anticipate that, where a transaction has been identified as a related-person transaction, the policy will require management to present information regarding the proposed related-person transaction to our audit committee (or, where approval by our audit committee would be inappropriate, to another independent body of our Board of Directors) for consideration and approval or ratification.  The Board of Directors has not yet established an audit committee.  Management’s presentation will be expected to include a description of, among other things, the material facts, the direct and indirect interests of the related persons, the benefits of the transaction to us and whether any alternative transactions are available.

To identify related-person transactions in advance, we are expected to rely on information supplied by our executive officers, directors and certain significant shareholders.  In considering related-person transactions, our Board of Directors will take into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the effect on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the terms of the transaction;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties or to or from our employees generally.

We also expect that the policy will require any interested director to excuse himself or herself from deliberations and approval of the transaction in which the interested director is involved.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires directors, executive officers and persons who are the beneficial owners of more than 10% of any class of equity securities that are registered pursuant to Section 12 of the Exchange Act, to file with the Commission initial reports of ownership and reports of changes in ownership of those equity securities.  The reporting persons are required by regulations promulgated by the Commission to furnish us with copies of all Section 16(a) reports they file.

Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to us for the fiscal year ended June 30, 2010, we have determined that our former officers and directors, were not delinquent in filing Section 16 reports required to be filed by them during the year.  The Company believes that its current officers, directors and 10% shareholders will seek to comply timely with all reporting requirements under Section 16(a) of the Exchange Act.

CORPORATE GOVERNANCE

 Director Independence

We currently do not have any independent directors.  However, our board will undertake to appoint independent directors within the meaning of applicable Nasdaq Listing Rules and the rules promulgated by the Commission.

 Board Meetings and Annual Meeting

During 2010 fiscal year, our board of directors did not meet.  We did not hold an annual meeting in 2010.

 Board Committees

We presently do not have an audit committee, compensation committee or nominating committee or committees performing similar functions, as our management believes that until this point it has been premature at the early stage of our management and business development to form an audit, compensation or nominating committee.  However, our new management plans to form an audit, compensation and nominating committee in the near future.  We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls.  We envision that the compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers.  The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors.  The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures.  Until these committees are established, these decisions will continue to be made by our board of directors.  Although our board of directors has not established any minimum qualifications for director candidates, when considering potential director candidates, our board of directors considers the candidate’s character, judgment, skills and experience in the context of the needs of our Company and our board of directors.

We do not have a charter governing the nominating process.  The members of our board of directors, who perform the functions of a nominating committee, are not independent because they are also our officers or just resigned as such effective as of the Closing Date.  There has not been any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors.  Our board of directors does not believe that a defined policy with regard to the consideration of candidates recommended by shareholders is necessary at this time because, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.

 Board Leadership Structure and Role in Risk Oversight

Our board of directors recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time.  As a result, no policy exists requiring combination or separation of leadership roles, and our governing documents do not mandate a particular structure.  This has allowed our board of directors the flexibility to establish the most appropriate structure for the Company at any given time.

Currently, Mr. Xia is serving as the Chairman of our board of directors, Chief Executive Officer, President, Chief Financial Officer, Treasurer and Secretary and, as of the Effective Date, the sole director of the Company.  Mr. Xia’s role is to oversee and manage the board of directors and its functions, including setting meeting agendas and running board meetings.  In this regard, Mr. Xia in his advisory and oversight role is particularly focused on assisting senior management in seeking and adopting successful business strategies and risk management policies, and in making successful choices in management succession.

Our board of directors is responsible for overseeing the overall risk management process at the Company.  Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the board of directors participates in the oversight of the process.  The oversight responsibility of our board of directors is enabled by management reporting processes that are designed to provide visibility to the board of directors about the identification, assessment, and management of critical risks.  These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

Shareholder Communications

Our board of directors does not currently provide a process for shareholders to send communications to our board of directors because our management believes that until this point it has been premature to develop such processes given the limited liquidity of our Common Stock.  However, our new management may establish a process for shareholder communications in the future.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Our subsidiaries and variable interest entity were private companies organized under the laws of jurisdictions other than the United States.  Accordingly, the salary of our named executive officers was determined in accordance with applicable law.

Our named executive officer is Mr. Xia, our Chief Executive Officer, President, Chief Financial Officer, Treasurer and Secretary.  We have no employees whose compensation exceeded $100,000.

As the membership of our Board of Directors increases, our Board of Directors intends to form a compensation committee charged with the oversight of our executive compensation plans, policies and programs and the authority to determine and approve the compensation of our chief executive officer and make recommendations with respect to the compensation of our other executive officers.

 Summary Compensation Table — Fiscal Years Ended June 30, 2010(1)

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods.  No other executive officer received total annual salary and bonus compensation in excess of $100,000.

Name and Position	Year	Salary ($)(2)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)(2)
Haoji Xia Chairman, President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary	2010	$60,000	0	0	0	0	$60,000

Margaret Wessels (3) Former President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary	2010	$0	0	0	0	0	$0
__________________
(1)
On the Closing Date, we acquired Dahua in a reverse acquisition  transaction that was structured as a share exchange, and, in connection with that transaction, Mr. Xia became our Chief Executive Officer, President, Chief Financial Officer, Treasurer and Secretary.  Prior to the effective date of the reverse acquisition, Mr. Xia held the same positions with Dahua.  Mr. Xia serves as Executive Chairman of Zhongbao.  The annual compensation shown in this table includes the amounts Mr. Xia received from Zhongbao prior to the consummation of the reverse acquisition.

(2)	Mr. Xia is compensated in RMB. The amounts set forth in the table above are calculated using an exchange rate of $1.00 = RMB6.8180 published by the Bank of China on June 30, 2010.

(3)	Ms. Wessels resigned from the offices of Chairperson, President, Chief Financial Officer, Treasurer and Secretary effective as of the Closing Date.

Grants of Plan-Based Awards

No plan-based awards were granted to any of our named executive officers during the fiscal year ended June 30, 2010.

Outstanding Equity Awards at Fiscal Year End

No unexercised options or warrants were held by any of our named executive officers at June 30, 2010.  No equity awards were made during the fiscal year ended June 30, 2010.

Option Exercises and Stock Vested

No options to purchase our capital stock were exercised by any of our named executive officers, nor was any restricted stock held by such executive officers vested during the fiscal year ended June 30, 2010.

Pension Benefits

No named executive officers received or held pension benefits during the fiscal year ended June 30, 2010.

Nonqualified Deferred Compensation

No nonqualified deferred compensation was offered or issued to any named executive officer during the fiscal year ended June 30, 2010.

Potential Payments Upon Termination or Change in Control

Our executive officers are not entitled to severance payments upon the termination of their employment agreements or following a change in control.

Compensation of Directors

No member of our board of directors received any compensation for his services as a director during the fiscal year ended June 30, 2010.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended June 30, 2010, we did not have a standing compensation committee.  Our board of directors was responsible for the functions that would otherwise be handled by the compensation committee.  All directors participated in deliberations concerning executive officer compensation, including directors who were also executive officers, however, none of our executive officers received any compensation during the last fiscal year.  Except for service of our board of directors, none of our executive officers has served on the board of directors or compensation committee (or other committee serving an equivalent function) of any other entity, any of whose executive officers served on our board of directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

FITWAYVITAMINS, INC.

Dated: February 14, 2011	By:	/s/ Haoji Xia
Haoji Xia
Chief Executive Officer